New Gold Announces Lowest Costs and Highest Cash Flow Quarter in its History with Record Net Earnings and Net Cash Generated from Operations in 2012

(All figures are in US dollars unless otherwise indicated)

February 28, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces financial and operational results for the fourth quarter and full year 2012. As was previously disclosed on February 5, 2013, New Gold delivered on its operational guidance for the fourth consecutive year. The company’s operational performance and continued strength in commodity prices, resulted in New Gold generating strong financial results.

Fourth Quarter 2012 Highlights
•	Strong finish to 2012 with fourth quarter gold production of 112,883 ounces
•	Established quarterly records for key metrics:
o	Lowest total cash costs(1) of $254 per ounce
o	Highest net cash generated from operations of $106 million
o	Highest net earnings of $124 million, or $0.26 per share
•	Adjusted net earnings(2) of $50 million, or $0.11 per share
•	New Afton mill averaged a daily throughput of 11,700 tonnes, or 106% of design capacity, during its first full quarter of operation

Full Year 2012 Highlights
•	Annual operational guidance achieved for fourth consecutive year
o	2012 gold production increased by 6% to 411,892 ounces from 387,155 ounces
o	2012 total cash costs(1) decreased to $421 per ounce from $446 per ounce
•	2012 net earnings increased by 11% to $199 million, or $0.43 per share
o	Adjusted net earnings(2) of $184 million, or $0.40 per share
•	2012 net cash generated from operations increased to $236 million
•	Finished 2012 with highest ever year end cash balance of $688 million and all corporate debt due in 2020 or beyond

The company finished 2012 with gold production of 411,892 ounces at total cash costs(1) of $421 per ounce. Importantly, New Gold’s 2013 guidance outlines continued gold production growth coupled with a further decline in costs. For 2013, the company forecasts gold production of 440,000 to 480,000 ounces at total cash costs(1) of $265 to $285 per ounce. “2012 was a transformative year for our company with the successful start of production at New Afton,” stated Randall Oliphant, Executive Chairman. “The fourth quarter provided a first look at the robust cash flow potential of our now four producing mines.”

Financial Results Overview

Revenue increased by 42% in the fourth quarter and 14% for the year. The quarterly and full year revenue benefitted from higher gold and copper sales, primarily due to New Afton’s start-up, and higher average realized gold prices. These benefits were partially offset by lower realized copper prices in both periods and lower silver revenues. The increases in revenue led to higher earnings from mine operations during the fourth quarter and full year 2012.

Net earnings in the fourth quarter of 2012 were $124 million, or $0.26 per share. Net earnings were positively impacted by a $70 million pre-tax gain on realized and unrealized non-hedged derivatives. The pre-tax gain included $50 million due to the company’s November 2012 C$9.00 warrant exercise and C$55 million debenture redemption with the balance related to the mark-to-market of New Gold’s C$15.00 warrants due in 2017. Adjusted net earnings(2) were $50 million, or $0.11 per share. For the full year, net earnings were $199 million, or $0.43 per share, and adjusted net earnings(2) were $184 million, or $0.40 per share. 2012 net earnings and adjusted net earnings(2) increased despite a combination of: a $40 million increase in depreciation and depletion at New Afton, an $11 million increase in expensed exploration which resulted in continued exploration success at Blackwater and New Afton as well as an $11 million increase in interest expense.

Net cash generated from operations increased by 61% during the fourth quarter. This increase was driven by New Afton achieving full production which resulted in a combination of higher gold sales and lower unit costs. For the full year, cash generated from operations before working capital(3) increased by 12% to $381 million. Net cash generated from operations in 2012 increased to $236 million. When compared to the prior year, 2012 net cash generated from operations was impacted by: a $32 million increase in working capital resulting from an inventory build-up at the Peak Mines and smelter receivables at New Afton, a $12 million cash tax payment that was related to Cerro San Pedro’s 2011 taxes payable, and an $8 million reclamation expenditure at Mesquite that will now not be required at end of the mine life. These items, which primarily impacted the net cash generated from operations in the first nine months of 2012, are not expected to be reoccurring.

Financial Update

New Gold finished 2012 with a cash balance of $688 million. The company has an additional $100 million of liquidity through an undrawn credit facility. The consolidated debt position of the company at December 31, 2012 was $848 million which included: face value $300 million 7.00% senior unsecured notes due in 2020 (book value - $293 million), face value $500 million 6.25% senior unsecured notes due in 2022 (book value - $490 million) and $65 million in El Morro funding loans. The company had 476 million common shares outstanding at December 31, 2012.

Operations Overview

Gold Production

The first full quarter of production from New Afton led to a 12% increase in New Gold’s consolidated gold production during the fourth quarter when compared to the same quarter of the prior year. Beyond the contribution from New Afton, which was still in the development stage during the fourth quarter of 2011, increased gold production at the Peak Mines partially offset decreases at Mesquite and Cerro San Pedro.

The full year 2012 increase in gold production of 6% was driven by a combination of the successful production start at New Afton and a 12% increase in gold production at the Peak Mines during the year. This was partially offset by production declines at Mesquite and Cerro San Pedro resulting from lower grades being placed on the leach pads as expected from the mines’ plans.

Copper and Silver Production

New Gold’s consolidated copper production during the fourth quarter increased significantly to 21 million pounds from three million pounds in the same period of the prior year. The increase was primarily attributable to a full quarter of operations at New Afton, with consolidated copper production further benefitting from the Peak Mines 9% higher copper production.

For full year 2012, copper production increased by 236% when compared to 2011. The increase was due to the combination of the successful New Afton start-up and a 13% increase in copper production at the Peak Mines.

Silver production at Cerro San Pedro remained consistent during both the quarter and full year period.

Total Cash Costs(1) per Ounce Sold

New Gold’s fourth quarter gold production was achieved at the lowest costs in the company’s history and at among the lowest costs in the industry. Total cash costs(1) during the fourth quarter were $254 per ounce. Costs in the fourth quarter of 2012 benefitted from the impact of New Afton successfully achieving full production.

For full year 2012, the company’s total cash costs(1) of $421 per ounce were within the guidance range of $410 to $430 per ounce set in early 2012. Through its by-product commodities, and the natural economic hedge they provide against many of the company’s input costs, New Gold has been able to deliver a decrease in total cash costs(1) despite continued broader industry cost pressures.

The combination of higher realized gold prices and lower total cash costs(1) during both the quarter and full year 2012 resulted in New Gold achieving record average realized margins. The company generated average realized margins of $1,324 and $1,130 per ounce during the fourth quarter and full year.

New Afton Continues Successful Transition to Full Operation

During the fourth quarter, New Afton continued its successful transition to full production. After achieving its design capacity of 11,000 tonnes per day over one month ahead of schedule in late September, New Afton’s fourth quarter mill throughput averaged 11,700 tonnes per day. The combination of this higher throughput, planned increases in gold and copper grades and continual improvements in process recoveries led to solid quarterly production at low costs.

After commencing production ahead of schedule in late June of 2012, New Afton’s first six months of operation were a success by virtually every measure. Production of both gold and copper met the company’s expectations and costs were also in line with targets. New Afton finished 2012 having completed the development of 54 drawbells versus a target for the year of 48.

In late January 2013, the permanent underground gyratory crusher was successfully commissioned at New Afton. With the crusher up and running the underground mining rate has steadily increased, averaging approximately 11,000 tonnes per day in recent weeks. New Gold looks forward to 2013 with a full year of operations from New Afton expected to result in increased gold and copper production as well as lower total cash costs(1).

With New Afton having ramped up smoothly, the team is now exploring opportunities to further enhance the value of the asset. One initiative being pursued is the evaluation of strategies to increase the mining and milling rate beyond the current nameplate capacity of 11,000 tonnes per day. The New Afton team is targeting an increase in throughput to an average of 12,000 tonnes per day, an increase of 9% over the design rate, by the end of 2013. In order to assess the operation’s potential to go beyond this higher rate, the New Afton team intends to evaluate which elements of the operation, if any, would represent bottlenecks in reaching a sustainable throughput above 12,000 tonnes per day.

New Gold intends to provide updates on this initiative as well as the continued exploration program, which has already been successful in adding two years to New Afton’s mine life, during the second half of 2013.

“I am very proud of all our operating teams for continuing to deliver on their targets, however, I believe the team at New Afton deserves additional recognition for the job they have done,” stated Robert Gallagher, President and Chief Executive Officer. “To bring this mine into production ahead of schedule and then transition it towards full operation in six months, all in a challenging market, is a real testament to everyone’s contribution.”

Development Project Update

El Morro

New Gold’s share of the El Morro project provides the company with a 30% fully-carried interest in an advanced stage, world-class copper/gold project in northern Chile. The El Morro and La Fortuna deposits currently represent the two principal zones of gold-copper mineralization. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the La Fortuna open pit. Based on the most recent Feasibility Study, completed in late 2011, once in production, New Gold's 30% share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life.

Under the terms of New Gold's agreement with Goldcorp Inc. ("Goldcorp"), Goldcorp is responsible for funding New Gold's 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project's cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

Activity at site has been limited recently due to the previously announced temporary suspension of the project's environmental permit, pending the resolution by the Chilean Environmental Permitting Authority (the "Servicio de Evaluación Ambiental" or "SEA") of certain deficiencies in consultation asserted by a group of indigenous people whose claims were supported by the Chilean court. In June 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean court. It is anticipated the consultation process could be completed by late 2013.

Blackwater

The company’s Blackwater project was advanced significantly during 2012. Over 270,000 metres of drilling were completed on the project with the majority focused on upgrading the mineral resource to the Measured and Indicated resource classification. This increase in resource classification enables the resource estimate to be used as the basis for Blackwater’s Feasibility Study which remains on target for completion in late 2013. In September 2012, the Preliminary Economic Assessment (“PEA”) for Blackwater was released which outlined the parameters of a conventional truck and shovel open pit mine with a 60,000 tonne per day processing plant that had the potential to produce an average of over 500,000 ounces of gold per year(4).

The PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Since the PEA, the Blackwater team has continued to refine and optimize the project development plan with various trade-off studies and will continue to do so throughout 2013. Based on the additional work that has been completed to date, the PEA assumptions for capital and operating costs continue to be viewed as reasonable. Outlined below are some of the key achievements at Blackwater during 2012.

Blackwater 2012 Highlights
•	Completed Preliminary Economic Assessment
•	Completed 2012 year end mineral resource estimate upgrading majority of mineralization into the Measured and Indicated resource categories
•	Initiated Provincial and Federal environmental process and completed environmental baseline work
•	Signed two exploration agreements with First Nations
•	Opened a regional office and sample preparation lab in Vanderhoof, British Columbia
•	Confirmed point of access for connection to British Columbia hydro power

2013 Outlook

New Gold is pleased to reiterate its guidance for 2013 which should provide shareholders with further increases in gold production at lower costs driving a significant increase in cash flow.

Consolidated copper production in 2013 is expected to double to a range of 78 to 88 million pounds as a result of New Afton hitting full production and the steady copper contribution from the Peak Mines. Silver production at Cerro San Pedro is expected to move to 1.4 to 1.6 million ounces due to the planned processing of lower silver grades as a result of mine sequencing. New Gold’s copper and silver by-product revenue continues to provide an effective natural hedge against the various cost pressures being faced by the broader industry which allows the company to deliver lower costs and expand margins.

Per the company’s plans, gold production is expected to be higher in the second half of the year than the first half, with a commensurate decrease in total cash costs(1). As a result of the higher production and lower costs expected in the second half of 2013, approximately 65% of the company’s cash flow is anticipated to be generated in the final two quarters of the year.

New Afton’s 2013 co-product costs are forecast to be $570 to $590 per ounce of gold and $1.20 to $1.30 per pound of copper.

The company is also pleased to provide its estimate for 2013 all-in sustaining cash costs(5) of approximately $875 per ounce. The estimate for all-in sustaining cash costs includes: total cash costs(1), corporate general and administrative expenses, exploration expenditures and sustaining capital.

Assumptions used in the 2013 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar. The diesel price assumed for 2013 is $3.70 per gallon, which is representative of recent prices being paid at Mesquite. The following table provides an overview of the impact on total cash costs(1), both by asset and consolidated, of movements in the above noted assumptions.

Webcast and Conference Call

A webcast presentation to discuss these results will be held on March 1, 2013, at 9:00 a.m. Eastern Time. Participants may access the webcast by registering here or from our website at www.newgold.com. You may also listen to the conference by calling 647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 12037741. An archived webcast will also be available at www.newgold.com following the event.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, the Peak Mines in Australia and the New Afton Mine in Canada position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) RECONCILIATION OF ADJUSTED NET EARNINGS

(3) CASH GENERATED FROM OPERATIONS BEFORE WORKING CAPITAL

Cash generated from operations before working capital is a non-IFRS performance measure which the company believes provides additional information about the company’s ability to generate cash flows from its mining operations.

(4) PEA – ADDITIONAL CAUTIONARY NOTE

This note regarding the preliminary economic assessment (“PEA”) is in addition to cautionary language already included in this news release as required under NI 43-101. The Blackwater PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. This news release includes information on New Gold’s PEA with respect to the Blackwater Project, which was outlined in the PEA Technical Report filed on October 10, 2012.  As disclosed in the news release, New Gold has, since the date of the PEA, completed a non-material update of the mineral resource estimate for the Blackwater Project. Although the PEA represents useful, accurate and reliable information based on the information available at the time of its publication, and provides an important indicator as to the economic potential of the Blackwater Project, the PEA is based on mineral resources estimates with an effective date of July 27, 2012, which do not reflect drilling conducted since their effective date, and the PEA does not reflect the latest mineral resource estimate discussed in this news release. Certain assumptions used in the PEA, some of which relate to the July 27, 2012 mineral resource estimate, may have changed from those used for the new resource estimate, causing a variation of parameters.  Moreover, the updated mineral resource estimate may impact how New Gold intends to develop the deposit, including pit outlines, production rates and mine life.

(5) ALL-IN SUSTAINING CASH COSTS

The company is working with the World Gold Council and is in the process of adopting an “all-in sustaining cash costs” measure that the company believes more fully defines the total costs associated with producing gold.  Although the definition is still preliminary, all-in sustaining cash costs, as currently defined, includes: by-product cash costs, corporate general and administrative expenses, exploration expense and sustaining capital.  This metric is a non-IFRS measure.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2012

(unaudited)

	Three months ended		Twelve months ended	
	$	$	$	$
(in millions of U.S. dollars)	2012	2011	2012	2011
Operating activities				
Net earnings	123.9	35.0	199.0	179.0
Adjustments for:				
Realized gains on gold contracts	(2.6)	(2.3)	(9.9)	(8.8)
Realized and unrealized foreign exchange (gains) losses	(3.4)	12.9	1.3	(7.1)
Realized and unrealized gains on investments	-	-	-	(1.3)
Realized and unrealized (gains) losses on non-hedged derivatives	(70.2)	(11.2)	(61.1)	7.2
Unrealized losses on concentrate contracts	3.4	-	2.4	-
Reclamation and closure costs paid	(0.1)	-	(8.0)	-
Loss on redemption of Senior Secured Notes	-	-	31.8	-
Loss (gain) on disposal of assets	2.0	(0.1)	3.3	0.5
Depreciation and depletion	46.7	23.6	116.2	76.2
Equity-settled share-based payment expense	2.0	1.7	8.5	7.2
Unrealized losses on cash flow hedging items	1.3	2.4	2.9	6.6
Income tax expense	13.9	22.1	79.8	79.4
Finance income	(0.4)	(0.7)	(1.4)	(3.6)
Finance costs	11.5	1.2	16.4	5.1
	128.0	84.6	381.2	340.4
Change in non-cash operating working capital	3.1	2.5	(44.8)	(12.5)
Cash generated from operations	131.1	87.1	336.4	327.9
Income taxes paid	(24.9)	(21.3)	(100.6)	(98.4)
Net cash generated from operations	106.2	65.8	235.8	229.5
Investing activities				
Mining interests	(118.0)	(158.5)	(516.0)	(413.6)
Proceeds received from sale of pre-commercial production inventory	6.9	-	14.5	-
Purchase of additional Blackwater mining claims	-	-	(6.0)	-
Receipt of reclamation deposits	-	0.3	8.9	8.4
Cash acquired in asset acquisition, net transaction costs	-	0.1	-	18.7
Asset acquisition costs, net of cash received - Silver Quest	-	(8.0)	-	(8.0)
Asset acquisition costs, net of cash received - Geo Minerals	-	(18.1)	-	(18.1)
Purchase of available-for-sale securities	-	(3.7)	-	(3.7)
Proceeds from sale of investments	-	-	-	8.9
Interest received	0.3	0.7	1.1	3.2
Proceeds from disposal of assets	-	0.3	-	0.8
Cash used in investing activities	(110.8)	(186.9)	(497.5)	(403.4)
Financing activities				
Issuance of common shares on exercise of options and warrants	67.7	1.5	75.4	16.5
Redemption of Senior Secured Notes	-	-	(197.6)	-
Proceeds from issuance of Senior Unsecured Notes	500.0	-	800.0	-
Financing initiation costs	(9.9)	-	(17.9)	-
Interest paid	(12.4)	(10.5)	(20.0)	(21.9)
Cash generated by financing activities	545.4	(9.0)	639.9	(5.4)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	6.4	0.2	(2.1)
Decrease in cash and cash equivalents	540.2	(123.7)	378.4	(181.4)
Cash and cash equivalents, beginning of period	147.6	433.1	309.4	490.8
Cash and cash equivalents, end of period	687.8	309.4	687.8	309.4
Cash and cash equivalents are comprised of:				
Cash	277.5	179.0	277.5	179.0
Short-term money market instruments	410.3	130.4	410.3	130.4
	687.8	309.4	687.8	309.4